1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE

philip.hinkle@dechert.com
+1 202 261 3460 Direct
+1 202 261 3050 Fax

December 9, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Chad Eskildsen

Re:                             PACE Select Advisors Trust (File No. 811-08764)

(the “Registrant”)

Dear Mr. Eskildsen:

This letter responds to a comment that you provided to Philip Hinkle and Nadeea Zakaria of Dechert LLP in a telephonic discussion on December 1, 2020, with respect to your review of the annual report of the Registrant and its series (each, a “Fund”) filed on Form N-CSR relating to the fiscal year ended on July 31, 2020. We have summarized the comment below, followed by the Registrant’s response.

PACE International Equity Investments

1.              Comment:    The Statement of Assets and Liabilities discloses a “receivable for foreign tax reclaims” as an asset of the Fund. Please supplementally explain which country or countries this balance relates to and how long the reclaims have been outstanding.

Response:     The countries this balance relates to are Denmark, Austria, Belgium, Germany, Italy, Spain, Japan, the United Kingdom and Switzerland.

For Denmark, the reclaims have been outstanding for an average of 2.6 years and the oldest reclaim has been outstanding for approximately 4 years. For Austria, the reclaims have been outstanding for an average of 2.2 years and the oldest reclaim has been outstanding for approximately 4 years. For Belgium, the reclaims have been outstanding for an average of 1.6 years and the oldest reclaim has been outstanding for approximately 3 years. For Germany, the reclaims have been outstanding for an average of 1.8 years and the oldest reclaim has been outstanding for approximately 3 years. For Italy, the reclaims have been outstanding for an average of 3.8 years and the oldest reclaim has been outstanding for approximately 16 years1. For Spain, the reclaims have been outstanding for an average of 35 days and the oldest reclaim has been outstanding for less than one year. For Japan, the reclaims have been outstanding for an average of 30 days and the oldest reclaim has been outstanding for less than one year. For the United Kingdom, the reclaims have been outstanding for an average of 1.2 years and the oldest reclaim has been outstanding for over one year. For Switzerland, the reclaims have been outstanding for an average of 3.3 years and the oldest reclaim has been outstanding for approximately 6 years. This balance also includes American Depositary Receipts that are subject to reclaims in Denmark and Spain, which have been outstanding for approximately 4 years and 3 years, respectively. UBS Asset Management (Americas) Inc., the Fund’s manager, regularly evaluates the probability of recovering all pending reclaims receivables for the Fund and continues to believe that this receivable for foreign tax reclaims is collectible.

*              *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:                                Keith A. Weller and Eric Sanders — UBS AM

Stephen H. Bier — Dechert LLP

(1)  We note that the value of the oldest reclaim for Italy is $9,570.83 and constitutes a relatively small portion of the Fund’s assets.